UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

SELECT MEDICAL HOLDINGS CORPORATION
(Name of the Issuer)

SELECT MEDICAL HOLDINGS CORPORATION
STALLION INTERMEDIATE CORPORATION
STALLION GROUP PARENT, LP
STALLION GROUP PARENT GP, LLC
WCAS XIV, L.P.
WCAS XIV ASSOCIATES LLC
WCAS MANAGEMENT, L.P.
WCAS MANAGEMENT, LLC
ROBERT A. ORTENZIO
MARTIN F. JACKSON
ROCCO A. ORTENZIO REVOCABLE TRUST, DTD 8-14-2007, AS AMENDED
ROBERT A. ORTENZIO DESCENDANTS TRUST
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR BRYAN A. ORTENZIO
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR KEVIN M. ORTENZIO
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR MADELINE G. ORTENZIO
(Names of Persons Filing Statement)
Common Stock, $0.001 par value
(Title of Class of Securities)
81619Q105
(CUSIP Number of Class of Securities)

John F. Duggan
General Counsel & Corporate Secretary
Select Medical Holdings Corporation
4714 Gettysburg Road,
P.O. Box 2034,
Mechanicsburg, PA 17055
(717) 972-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Minh Van Ngo Andrew M. Wark Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001 (212) 474-1000	Scott A. Abramowitz Craig E. Marcus Ropes & Gray LLP 1211 Sixth Avenue New York, NY 10036 (212) 596 9000	Stephen Leitzell Michael Darby Dechert LLP Cira Centre 2929 Arch Street, Philadelphia, PA 19104 (215) 994-4000	Allison R. Schneirov Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000
This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
This Amendment No. 3 (this “Final Amendment”), which amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed on April 15, 2026 (as amended by Amendment No. 1 on May 15, 2026 and Amendment No. 2 on May 20, 2026, together with the exhibits hereto, the “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Select Medical Holdings Corporation, a Delaware corporation (the “Company”), and the issuer of the common stock, par value $0.001 per share (the “Company Shares”), that is subject to the Rule 13e-3 transaction, (ii) Stallion Intermediate Corporation, a Delaware corporation (“Parent”), (iii) Stallion Group Parent, LP, a Delaware limited partnership (“Group Parent”), (iv) Stallion Group Parent GP, LLC, a Delaware limited liability company (“Stallion GP”), (v) WCAS XIV, L.P., a Delaware limited partnership (“WCAS Fund XIV”), (vi) WCAS XIV Associates LLC (“Fund XIV GP”), (vii) WCAS Management, L.P., a Delaware limited partnership (“WCAS Management”), (vii) WCAS Management, LLC, a Delaware limited liability company (“WCAS Management GP”), and (viii) (a) Robert A. Ortenzio (“Mr. Ortenzio”), (b) Martin F. Jackson (“Mr. Jackson”), (c) Rocco A. Ortenzio Revocable Trust, dtd 8-14-2007, as amended, (d) Robert A. Ortenzio Descendants Trust, (e) Robert A. Ortenzio April 2014 Trust For Bryan A. Ortenzio, (f) Robert A. Ortenzio April 2014 Trust For Kevin M. Ortenzio and (g) Robert A. Ortenzio April 2014 Trust For Madeline G. Ortenzio (the Filing Persons described in clauses (a) and (c) through (g), the “Ortenzio Rollover Holders”, and together with Mr. Jackson, the “Initial Rollover Holders”). The Initial Rollover Holders are Filing Persons of this Schedule 13E-3 because they are affiliates of the Company under the SEC rules governing “going-private” transactions.
The Schedule 13E-3, including this Final Amendment, relates to the Agreement and Plan of Merger, dated March 2, 2026 (including all exhibits and documents attached thereto, the “Merger Agreement”), by and among the Company, Parent and Stallion Mergersub Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, collectively referred to as the “Parties”), which is attached hereto as Exhibit (d)(i).
Effective July 1, 2026, the Merger Sub merged with and into the Company (the “Merger”) with the Company surviving the Merger (the “Surviving Company”). The Surviving Company is collectively owned, directly or indirectly, by Parent, WCAS, affiliates of WCAS, the Initial Rollover Holders and the Additional Rollover Holders (as defined below). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth in this Final Amendment, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.
On May 19, 2026, the Company filed with the SEC its definitive proxy statement (the “Initial Proxy Statement”), which was further amended and supplemented by the filing of a Current Report on Form 8-K on June 22, 2026 (the “Supplement”, and the definitive proxy statement as amended and supplemented by Supplement, the “Proxy Statement”), under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company, among other things, considered and voted upon a proposal to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement, including the Merger. A copy of the Initial Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Supplement is attached hereto as Exhibit (a)(2)(v) and incorporated herein by reference. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.
Item 4.    Terms of the Transactions
(a)(2)   Merger or Similar Transactions.   Item 4(a)(2) is hereby amended and supplemented by adding the following language:
On June 30, 2026, each of the Initial Rollover Holders entered into an amended and restated rollover agreement, by and between such Initial Rollover Holder, Parent and Group Parent, dated June 30, 2026 (the “Amended and Restated Rollover Agreements”), which are attached hereto as Exhibits (d)(ii) – (d)(viii), amending and restating their respective initial Rollover Agreements. The Amended and Restated Rollover Agreements amended the initial Rollover Agreements to provide that the Initial Rollover Holder will contribute all or a portion of the Company Shares held by such holder to Parent in exchange for an equivalent amount of shares of common stock of Parent (the “Parent Interests”) and then, subsequently, each such Initial Rollover Holder will contribute its Parent Interests to Group Parent in exchange for an equivalent amount of equity interests in Group Parent (such contribution and exchange, the “Rollover”).
Following the Special Meeting and the approval of the Merger Proposal, and upon receipt of the approval of the Special Committee, certain shareholders of the Company, including members of management and the Board of Directors, were invited to participate in the Rollover. Parent, Group Parent and each Investor party thereto (collectively, the “Additional Rollover Holders” and, together with the Initial Rollover Holders, the “Rollover Holders”) entered into a rollover agreement, dated June 30, 2026 (the “Additional Rollover Agreement”), which is attached hereto as Exhibits (d)(xiii), whereby each Additional Rollover Holder agreed to participate in the Rollover on terms and conditions substantially similar in all material respects to the terms and conditions set forth in the Amended and Restated Rollover Agreements.
As a result of the Rollover, the Rollover Shares have automatically been canceled without any consideration therefor and cease to exist as of the Effective Time. The Rollover Holders will not receive cash consideration under the Merger Agreement with respect to their ownership of the Rollover Shares. The foregoing descriptions of the Amended and Restated Rollover Agreements and the Additional Rollover Agreement are not complete and are qualified in their entirety by reference to each such agreement, copies of which are attached hereto as Exhibits (d)(ii) – (d)(viii) and Exhibits (d)(xiii) and incorporated herein by reference.
(c)   Different terms.   Item 4(c) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a)   Transactions.   Item 5(a) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
(b)   Significant Corporate Events.   Item 5(b) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
(c)   Negotiations or Contacts.   Item 5(c) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
(e)   Agreements Involving the Subject Company’s Securities.   Item 5(e) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.

Item 6.   Purposes of the Transaction and Plans or Proposals
(c)(1) – (8) Plans.   Item 6(c)(1) – (8) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
Item 7.   Purposes, Alternatives, Reasons and Effects
(d)   Effects.   Item 7(d) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
Item 8.   Fairness of the Transaction
(c)   Approval of Security Holders.   Item 8(c) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
Item 10.   Source and Amount of Funds or Other Consideration
(a) – (b) Source of Funds; Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
The total amount of cash consideration payable to the holders of Company Shares as of the Effective Time in connection with the Merger and pursuant to the Merger Agreement was approximately $1.7 billion, which was provided and/or arranged by affiliates of WCAS and the Rollover Holders through a combination of equity and $1 billion principal amount of debt financing.
Item 11.   Interest in Securities of the Subject Company
(a)   Securities Ownership.   Item 11(a) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
(b)   Securities Transactions.   Item 11(b) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets.   Item 14(a) – (b) is hereby amended and supplemented to incorporate by reference to information set forth in Item 4(a)(2) of this Final Amendment.
Item 15.   Additional Information
(c)   Other Material Information.
On June 26, 2026, at the Special Meeting, holders of Company Shares voted to approve (i) a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger (the “Merger Proposal”), (ii) a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable by the Company to its named executive officers in connection with the Merger (the “Compensation Proposal”) and (iii) a proposal to adjourn the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, to solicit additional proxies if there were insufficient votes to adopt the Merger Agreement at the time of the Special Meeting (the “Adjournment Proposal”).
The Merger Proposal was approved by the affirmative vote of (a) the holders of Company Shares representing a majority of the aggregate voting power of the outstanding Company Shares entitled to vote thereon and (b) the holders of Company Shares representing a majority of the aggregate voting power of the outstanding Company Shares entitled to vote thereon, excluding any shares of Company Shares beneficially owned by Parent, Merger Sub, each of the Initial Rollover Holders and their respective affiliates, “associates” or members of their respective “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act). Each holder of Company Shares was entitled to one vote per Company Share held by such holder as of May 11, 2026.

The Compensation Proposal was approved by the affirmative vote of a majority of the Company Shares present online or represented by proxy at the Special Meeting and entitled to vote thereon.
The Adjournment Proposal was rendered moot in light of the approval of the Merger Agreement Proposal.
On June 30, 2026, pursuant to the Merger Agreement, Merger Sub filed a certificate of merger with the Secretary of State of Delaware pursuant to which, effective July 1, 2026, Merger Sub merged with and into the Company, with the Company surviving the Merger as a subsidiary of Parent.
As of the Effective Time, and as a result of the Merger:
1.
each Company Share issued and outstanding immediately prior to the Effective Time, other than the Rollover Shares, Company Restricted Shares, Excluded Shares (each, as defined in the Merger Agreement) and Company Shares for which appraisal rights were demanded properly in accordance with Section 262 of the General Corporation Law of the State of Delaware, ceased to exist and was automatically converted into the right to receive cash in an amount equal to $16.50 per Company Share, without interest thereon (the “Merger Consideration”);

2.
each Company Restricted Share outstanding immediately prior to the Effective Time, other than Company Restricted Shares that are Rollover Shares, vested in full as of immediately prior to the Effective Time and ceased to exist and was automatically converted into the right to receive cash in an amount equal to the Merger Consideration, less any applicable tax withholdings. Such amount will be paid to the applicable holder no later than the first payroll date that occurs more than four business days following the Effective Time;

3.
each Excluded Share was automatically cancelled without any consideration paid therefor and ceased to exist; and

4.
each Rollover Share was automatically cancelled without payment of any consideration therefor and ceased to exist.

Prior to the opening of trading on July 1, 2026, the Company notified the New York Stock Exchange (“NYSE”) that the Merger had been completed and that a certificate of merger had been filed with the Secretary of Delaware, and requested that NYSE suspend trading of the Company Shares on NYSE prior to the opening of trading on July 1, 2026. The Company also requested that NYSE file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to effect the delisting of all Company Shares from NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. As a result, the Company Shares will no longer be listed on NYSE.
Upon the effectiveness of the Form 25, the Company intends to file a Form 15 Certification of Notice of Termination of Registration under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Exchange Act with respect to all of the Company Shares and post-effective amendments to its registration statements on Form S-8, terminating the registration of Company securities underlying such registration statements, including Company Shares.
Item 2.01 of the Current Report on Form 8-K (the “Closing 8-K”) filed by the Company with the SEC on July 1, 2026 is incorporated by reference herein as Exhibit (a)(5)(ii).
The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.   Exhibits
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(2)(i)*	Definitive Proxy Statement of Select Medical Holdings Corporation (included in the Schedule 14A filed on May 19, 2026, and incorporated herein by reference) (the “Initial Proxy Statement”).
(a)(2)(ii)*	Form of Proxy Card (included in the Initial Proxy Statement and incorporated herein by reference).
(a)(2)(iii)*	Letter to Stockholders (included in the Initial Proxy Statement and incorporated herein by reference).
(a)(2)(iv)*	Notice of Special Meeting of Stockholders (included in the Initial Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Item 8.01 of the Current Report on Form 8-K, dated June 22, 2026.
(a)(5)(i)*	Press Release, dated March 2, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Select Medical Holdings Corporation with the SEC on March 3, 2026).
(a)(5)(ii)	Item 2.01 of the Current report on Form 8-K, dated July 1, 2026.
(c)(i)*	Opinion of Goldman Sachs & Co. LLC, dated as of March 2, 2026.
(c)(ii)*	Discussion materials prepared by Wells Fargo Securities, LLC and JPMorgan Securities LLC, dated March 1, 2026, for the Buyer Consortium.
(c)(iii)*	Discussion materials prepared by Wells Fargo Securities, LLC and JPMorgan Securities LLC, dated November 2025, for the Buyer Consortium.
(c)(iv)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 23, 2025, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(v)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated January 12, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(vi)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated January 29, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(vii)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 6, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(viii)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 8, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(ix)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 10, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(x)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 23, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(xi)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 25, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(xii)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated February 28, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(xiii)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated March 2, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.
(c)(xiv)*	Discussion materials prepared by Goldman Sachs & Co. LLC, dated March 11, 2026, for the Special Committee of the Board of Directors of Select Medical Holdings Corporation.

Exhibit No.	Description
(d)(i)*
Agreement and Plan of Merger, dated March 2, 2026, by and between Select Medical Holdings Corporation, Stallion Intermediate Corporation and Stallion MergerSub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Select Medical Holdings Corporation with the SEC on March 3, 2026).

(d)(ii)	Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Stallion Intermediate Corporation and Robert A. Ortenzio.
(d)(iii)	Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Stallion Intermediate Corporation and Martin F. Jackson.
(d)(iv)	Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Stallion Intermediate Corporation and the Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio.
(d)(v)	Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Stallion Intermediate Corporation and the Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio.
(d)(vi)	Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Stallion Intermediate Corporation and the Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio.
(d)(vii)	Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Stallion Intermediate Corporation and the Robert A. Ortenzio Descendants Trust.
(d)(viii)	Amended and Restated Rollover Agreement, dated June 30, 2026, by and between Stallion Intermediate Corporation and the Rocco A. Ortenzio Revocable Trust, DTD 8-14-2007, As Amended.
(d)(ix)*
Interim Investors Agreement, dated March 2, 2026, by and between Stallion Intermediate Corporation, Stallion MergerSub Corporation, Robert A. Ortenzio and Martin F. Jackson (incorporated by reference to Exhibit 99.12 to the Schedule 13D/A filed by Mr. Ortenzio, Mr. Jackson and the Estate of Rocco A. Ortenzio with the SEC on March 4, 2026).

(d)(x)*	Equity Commitment Letter, dated March 2, 2026, by and between WCAS XIV, L.P. and Stallion Intermediate Corporation.
(d)(xi)*	Limited Guaranty, dated March 2, 2026, by and between WCAS XIV, L.P. and Stallion Intermediate Corporation.
(d)(xii)*
Amended and Restated Debt Commitment Letter, dated March 14, 2026, by and among JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Bank of America, N.A., BofA Securities, Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Truist Bank, Truist Securities, Inc., Royal Bank of Canada, The Bank of Nova Scotia, Mizuho Bank, Ltd., Capital One, National Association, PNC Bank, National Association, PNC Capital Markets LLC, Fifth Third Bank, National Association and Stallion Intermediate Corporation.

(d)(xiii)	Rollover Agreement, dated June 30, 2026, by and between Stallion Intermediate Corporation, Stallion Group Parent, LP and each Investor party thereto.
(f)	Section 262 of the DGCL.
(g)	Not Applicable.
107*	Filing Fee Table.

*
Previously filed with the Transaction Statement on Schedule 13E-3 with the SEC on May 20, 2026.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SELECT MEDICAL HOLDINGS CORPORATION
/s/ John F. Duggan

Name:
John F. Duggan

Title:
Executive Vice President, General Counsel and Secretary

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STALLION INTERMEDIATE CORPORATION
/s/ Ting Gu

Name:
Ting Gu

Title:
Vice President and Secretary

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STALLION GROUP PARENT, LP
/s/ Ting Gu

Name:
Ting Gu

Title:
Vice President and Secretary

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STALLION GROUP PARENT GP, LLC
By: WCAS XIV, L.P., its sole member
By: WCAS XIV Associates LLC, its general partner
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Managing Member

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WCAS XIV, L.P.
By: WCAS XIV Associates LLC, its general partner
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Managing Member

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WCAS XIV ASSOCIATES LLC
By :
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Managing Member

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WCAS MANAGEMENT, L.P.
By: WCAS MANAGEMENT, LLC, its general partner
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Treasurer

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WCAS MANAGEMENT, LLC
By :
/s/ Jennifer Martin

Name:
Jennifer Martin

Title:
Treasurer

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO
/s/ Robert A. Ortenzio

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MARTIN F. JACKSON
/s/ Martin F. Jackson

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO DESCENDANTS TRUST
/s/ Robert A. Ortenzio

Name:
Select Asset Management & Truste, Robert Nause, Secretary & Treasurer

Title:
Trustee

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROCCO A. ORTENZIO REVOCABLE TRUST, DTD 8-14-2007, AS AMENDED
/s/ Robert A. Ortenzio

Name:
Robert A. Ortenzio

Title:
Trustee

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR BRYAN A. ORTENZIO
/s/ Robert A. Ortenzio

Name:
Select Asset Management & Truste, Robert Nause, Secretary & Treasurer

Title:
Trustee

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR KEVIN M. ORTENZIO
/s/ Robert A. Ortenzio

Name:
Select Asset Management & Truste, Robert Nause, Secretary & Treasurer

Title:
Trustee

Date: July 1, 2026
[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ROBERT A. ORTENZIO APRIL 2014 TRUST FOR MADELINE G. ORTENZIO
/s/ Robert A. Ortenzio

Name:
Select Asset Management & Truste, Robert Nause, Secretary & Treasurer

Title:
Trustee

Date: July 1, 2026
[Signature Page to Schedule 13E-3]